

02007422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-46590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002
WASH. D.C.
385
SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harold C. Brown & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo (City) New York (State) 14203-2898 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Annette Palumbo (716) 854-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freed Maxick & Battaglia, CPAs, PC
(Name - *if individual, state last, first, middle name)*

800 Liberty Building (Address) Buffalo (City) New York (State) 14202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 01 2002 THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles W. McCollum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Charles W. McCollum

Signature

President

Title

Rosemary A. Matalone

Notary Public

ROSEMARY A. MATALONE
Notary Public, State of New York
No. 01MA5031368
Qualified in Erie County
My Commission Expires 8/01/02

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

HAROLD C. BROWN & CO., INC.

CONTENTS

 Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Harold C. Brown & Co., Inc.

We have audited the accompanying balance sheet of Harold C. Brown & Co., Inc. as of December 31, 2001, and the related statements of income, cash flows, changes in stockholders' equity and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold C. Brown & Co., Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule "Computation of Net Capital in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 22, 2002

HAROLD C. BROWN & CO., INC.

BALANCE SHEET
December 31, 2001

ASSETS		
Cash and cash equivalents	$	805,408
Investment advisory revenue receivable		9,311
Securities, at market value		304,640
Prepaid expenses and other assets		124,962
Escrow deposit with clearing organization		25,000
Property and equipment, net		610,671
Total assets	$	1,879,992
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Compensation payable	$	117,531
Accrued employee bonus and profit sharing plan expenses		454,941
Subordinated notes payable		200,000
Accounts payable and other accrued expenses		171,627
Total liabilities		944,099
Stockholders' equity:		
Common stock, $1 par value, 1,500 shares authorized, 111 shares issued and outstanding		111
Additional paid-in capital		609,889
Retained earnings		325,893
Total stockholders' equity		935,893
Total liabilities and stockholders' equity	$	1,879,992

See accompanying notes.

HAROLD C. BROWN & CO., INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 337,409
Investment advisory services	8,110,612
Interest and dividends	34,228
Money market distribution assistance	241,935
Losses on firm trading/errors accounts	(12,221)
Other revenue	113,377
	8,825,340
Expenses:	
Compensation and benefits	6,461,632
Commissions - other brokers-dealers	746,131
General and administrative expenses	1,026,080
Depreciation and amortization	450,509
Regulatory fees and expenses	51,608
	8,735,960
Net income	$ 89,380

See accompanying notes.

HAROLD C. BROWN & CO., INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 89,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	450,509
Loss on disposal of property and equipment	4
Decrease in assets:	
Investment advisory revenue receivable	10,551
Prepaid expenses and other assets	3,384
Increase (decrease) in liabilities:	
Compensation payable	(13,021)
Accrued employee bonus and profit sharing plan expenses	(257,546)
Accounts payable and other accrued expenses	25,580
Net cash provided by operating activities	308,841
Cash flows from investing activities:	
Purchase of property and equipment	(167,564)
Sale of securities	55,483
Net cash used in investing activities	(112,081)
Cash flows from financing activities:	
Distributions	(120,930)
Repayment of subordinated notes payable	(125,000)
Net cash used in financing activities	(245,930)
Net decrease in cash and cash equivalents	(49,170)
Cash and cash equivalents- beginning of year	854,578
Cash and cash equivalents- end of year	$ 805,408

See accompanying notes.

HAROLD C. BROWN & CO., INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 111	$ 609,889	$ 357,443	$ 967,443
Distributions	-	-	(120,930)	(120,930)
Net Income	-	-	89,380	89,380
Balance, December 31, 2001	**$ 111**	**$ 609,889**	**$ 325,893**	**$ 935,893**

See accompanying notes.

HAROLD C. BROWN & CO., INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	325,000
Decreases:		
Repayment on subordinated notes		(125,000)
Subordinated borrowings at December 31, 2001	$	200,000

See accompanying notes.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - The Company acts as an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

Concentration of Credit Risk - The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Investment advisory services revenue is received quarterly, in arrears, or monthly, in advance, based upon the market value of the customer's account at the end of the quarter or the end of the month, respectively. Fees charged vary based upon the asset value of the account. The Company recognizes this revenue as earned.

Statement of Cash Flows - The Company considers investments with original maturities of 90 days or less to be cash equivalents. Cash paid for income taxes amounted to $10 for the year ended December 31, 2001. Cash paid for interest amounted to $23,157 for the year ended December 31, 2001.

Securities - Securities, which consist primarily of money market funds, are valued at market value; securities not readily marketable are valued at fair value as determined by the Board of Directors. Securities are classified as trading for financial statements purposes with any unrecognized gains or losses being reflected as a component of net income.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the terms of the lease.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - The Company has elected S Corporation status for income tax reporting purposes. The federal tax regulations provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income; accordingly, no federal income taxes have been provided for the current year. New York State also taxes the stockholders of the S corporation on their proportionate share of the Company's income. In addition, New York State imposes a corporate tax equal to the difference between the tax calculated as if the Company was a taxed entity and the tax calculated on the income passed through to the stockholders' at the highest individual tax rate.

Advertising - The Company expenses advertising as incurred. Advertising expense was $9,208 for the year ended December 31, 2001.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Furniture and fixtures	$ 273,709
Software	839,530
Equipment	518,334
Leasehold improvements	94,559
	1,726,132
Less: Accumulated depreciation	1,115,461
	$ 610,671

NOTE 3. - LINE OF CREDIT

The Company has available a $500,000 unsecured line of credit arrangement with a bank. Borrowings under this line of credit bear interest at prime rate plus 1/4%. There were no outstanding borrowings under this arrangement at December 31, 2001. The line of credit is scheduled to expire on June 30, 2002 but it is the Company's intent to renew it on the same terms and conditions.

NOTE 4. - SUBORDINATED NOTES PAYABLE

The Company has promissory notes payable to the shareholders aggregating $200,000, with interest at a rate of 9% per annum. The principal portion of these notes are due in June of 2003. Interest is paid monthly. The subordinated borrowings are covered by an agreement approved by the NASD and is thus available in computating net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent, such borrowings are required for the Company's continued compliance with minimum net capital requirements; they may not be repaid.

NOTE 5. - OPERATING LEASE

The Company currently rents office space under a lease agreement for a term of 12 years and calls for monthly rental payments escalating from $15,263 per month to $20,715 per month over the term of the lease. The Company is recognizing this expense on a straight-line basis over the term of the lease. At December 31, 2001 the Company has approximately $61,000 of deferred rent obligation included in other accrued expenses on the balance sheet. The Company is also responsible for their proportional share of various shared costs of the landlord, which include taxes, utilities and operating expenses. In addition, as an incentive to the Company for entering into this lease in June of 2000, the landlord provided a monthly subsidy of $10,000 to cover the Company obligation under their old lease agreement, which expired in July 2001. This lease is partially guaranteed by the shareholders of the Company. Rental expense under the term of this lease agreement amounted to approximately $170,000.

The Company rented its former office space under a lease agreement, which expired in July 2001. Rental expense under the terms of this lease agreement amounted to approximately $44,000 for the year ended December 31, 2001.

Future minimum lease commitments are estimated as follows:

	Commitment
2002	$ 204,000
2003	217,000
2004	222,000
2005	222,000
2006	230,000
Thereafter	1,328,000
	$ 2,423,000

NOTE 6. - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering substantially all of its employees. Contributions to the plan are made at the discretion of the Board of Directors and were approximately $306,000 for the year ended December 31, 2001.

NOTE 7. - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2001, the Company's net capital and required net capital, as defined, were $388,051 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 1.9 to 1.

NOTE 8. - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

HAROLD C. BROWN & CO., INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2001

Total stockholders' equity	$ 935,893
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	200,000
Deductions and/or charges:	
Total non allowable assets:	
Investment advisory revenue receivable (net of related compensation payable of $4,627)	4,684
Property and equipment, net	610,671
Prepaid expenses and other assets	124,962
Net capital before haircuts on security positions	395,576
Haircuts on securities:	
Trading and investment securities	7,525
Net capital	$ 388,051
Computation of basic net capital requirement:	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness [$49,606] or $50,000)	$ 50,000
Excess net capital	$ 338,051
Aggregated indebtedness:	
Accounts payable and accrued expenses	$ 744,099
Ratio: Aggregate indebtedness to net capital	1.9 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part II-A of Form X-17A-5 as of December 31, 2001. Accordingly, no reconciliation of the two computations is deemed necessary.

 Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Harold C. Brown & Co., Inc.

In planning and performing our audit of the financial statements of Harold C. Brown & Co., Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 22, 2002

HAROLD C. BROWN & CO. INC.
Investment Services Since 1932

One HSBC Center
Suite 3800
Buffalo, NY 14203-2898

716-854-2500
800-825-7498
Fax 716-847-6142

February 28, 2002

U.S. Securities & Exchange Commission
450 5th Street NW
Judiciary Plaza
Washington, DC 20549


RECEIVED
MAR 01 2002
PROCESSING
WASH, D.C.
365
SECTION

Dear Sir/Madam:

Enclosed herewith you will find two copies of complete audited financial statements for Harold C. Brown & Company, Inc. as of December 31, 2001. Please accept our apologies as an earlier mailing you received didn't include all the statements you require.

These statements have been prepared in compliance with the U.S. Securities and Exchange Commission Rule 17 (a) 5.

If we can assist you further, please let me know.

Sincerely,

Harold C. Brown & Company, Inc.

Annette M. Palumbo

Annette M. Palumbo
Chief Financial Officer

Encl.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
365
WASH, D.C.
SECTION

FINANCIAL STATEMENTS

HAROLD C. BROWN & CO., INC.

DECEMBER 31, 2001
with
INDEPENDENT AUDITOR'S REPORT